UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2016

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission file number: 001-15254

Enbridge Employee Services, Inc. Employees’ Savings Plan

1100 Louisiana Street

Suite 3300

Houston, TX 77002-5216

(Full title of the plan and the address of the plan)

Enbridge Inc.

200, 425-1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Name of the issuer of the securities held pursuant to the

plan and the address of its principal executive office)

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Independent Auditors’ Report,

Financial Statements and

Supplementary Information

December 31, 2016 and 2015

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Table of Contents

December 31, 2016 and 2015

Note: Certain schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

Enbridge Employee Services, Inc. Employees’ Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Enbridge Employee Services, Inc. Employees’ Savings Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The supplementary information listed in the table of contents as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplementary information is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The supplementary information is the responsibility of Plan management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the DOL Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ McConnell & Jones LLP

Houston, Texas

June 26, 2017

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2016 and 2015

	2016	2015
	(in thousands)
Assets

Investments, at fair value (Note 4)	$462,834	$403,839

Receivables
Notes receivable from participants (Note 1)	8,385	8,260

Cash	289	103

Net Assets Available for Benefits, at fair value (Note 4)	$471,508	$412,202

The accompanying notes are an integral part of these financial statements.

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2016

2016
(in thousands)
Additions
Investment Gains
Net appreciation in fair value of investments	$55,595
Dividends	13,738
Total investment gains	69,333

Contributions (Note 1)
Employer	10,153
Participants	19,467
Rollovers	1,061
Total contributions	30,681

Interest Income on Notes Receivable from Participants (Notes 1 and 2)	332
Total additions	100,346

Deductions
Benefits paid directly to participants (Note 2)	(40,801)
Administrative expenses	(239)
Total deductions	(41,040)

Net Increase	59,306

Net Assets Available for Benefits, Beginning of Year	412,202
Net Assets Available for Benefits, End of Year	$471,508

The accompanying notes are an integral part of these financial statements.

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

Note 1:	Description of the Plan

General

The following is a general description of the Enbridge Employee Services, Inc. Employees’ Savings Plan, which is referred to herein as the Plan, and is qualified in its entirety by reference to the Plan Document as amended. Participants should refer to the Plan Document for a more complete description of its provisions. In the case of any discrepancy between this summary and the Plan Document, the Plan Document governs. The Plan provides a program whereby eligible participants may accumulate savings on a regular basis. The Plan is a defined contribution plan intended to satisfy the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended, which is referred to as the Code, and the Employee Retirement Income Security Act of 1974, or ERISA, as amended. The Plan allows participants to contribute to the Plan on a pre-tax and after tax basis pursuant to Section 401(k) of the Code and provides for employer matching contributions pursuant to Section 401(m) of the Code.

Enbridge Employee Services, Inc., which is referred to herein as the Company, is the Plan sponsor. The Plan is administered by the Company and is advised by the Pension Administration Committee, which is referred to as the PAC, whose members are appointed by the Company. T. Rowe Price Trust Company, which is referred to herein as the Trustee, is the Trustee for the Plan, and T. Rowe Price Retirement Plan Services, Inc. is the record keeper of the Plan as established by the Company.

All regular employees of the Company are eligible to elect participation in the Plan immediately upon hire with participation commencing from the effective date of the election. Temporary employees, who are classified as laborers, are eligible to make plan contributions on the earlier of (i) the first day of the month following the completion of a year of vesting service or (ii) the date upon which the employee begins filling a full- time or part-time established position with the Company or a Participating Affiliate, as defined in the Plan Document.

During the year ended December 31, 2016, the Pension Administration Committee (PAC) adopted the immediate vesting of non-vested participants for employees terminated as a result of the divestiture of Enbridge Liquids Transportation and Marketing.

During the year ended December 31, 2015, the following amendments were adopted:

•	The Plan was amended to automatically vest a participant who was terminated as a result of a divestiture during 2015.

•	The Plan was amended January 1, 2015 so that participants who contribute zero percent (0%) will be automatically re-enrolled each April with contributions equal to five percent (5%).

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

Contributions

All contributions made to the Plan are invested by the Trustee as they are received from the Company. Participants are entitled to make pre-tax and after-tax Roth contributions to the Plan by electing to contribute a specified percentage of their compensation, up to 50%, but in no event in excess of the statutory maximum contribution amount, which for 2016 was $18,000. For 2016 the statutory maximum amount can be increased by the “catch-up” contribution amount of $6,000 for anyone who attained age 50 or older during the year.

Participant contributions are invested at the discretion of each participant in one or more of the Plan’s investment options. If a participant fails to make an investment election, contributions are invested in the target-date retirement fund that corresponds to the participant’s age. Eligible employees participate in the Plan either through self-election of a deferral percentage or through automatic enrollment into the Plan at a 5% deferral, provided that the employee did not opt out of such election as specified in the Plan document. Such deferral elections represent a portion of participants' salary that would otherwise be payable to participants. All matching contributions are made to the Trustee in cash, which is used to purchase shares of Enbridge Inc. common stock that are publicly traded on the open market. Participants may elect to transfer all purchased shares of Enbridge Inc. common stock to any other investment fund available within the Plan.

The Company matching amount shall be equal to 100% of the sum of the participant's 401(k) pre-tax contribution and Roth contribution, limited to a maximum allowable percentage of 5% of their credited compensation. Additionally, each participant who is eligible to make “catch-up” contributions may also elect to have all or any portion of such “catch-up” contributions designated as pre-tax or Roth “catch-up” contributions. Lastly, the Trustee will accept rollover contributions from a participant who is entitled to receive a distribution from a designated pre-tax or Roth deferral account under another qualified savings plan contributions program.

Vesting

Employer matching contributions are fully vested after the completion of three years of service.

Participant Accounts

The amount contributed by a participant is allocated to the participant’s pre-tax contribution account or Roth contribution account maintained under the Plan as of the date during the Plan year on which the amount is deducted and withheld from the participant’s credited compensation, but for purposes of allocating income or losses, the pre-tax contributions or Roth contributions are credited as of the date received by the Trustee.

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

Forfeited Accounts

The non-vested portion of the participant’s accounts shall become a forfeiture as of the earlier of (i) the date of distribution of the participant’s vested accounts, or (ii) the date the participant incurs five consecutive one-year periods of severance. As of December 31, 2016 and 2015, the Plan had a balance of $18 thousand and $24 thousand, respectively, in the forfeited non-vested accounts. During 2016 there were withdrawals of $457 thousand from the forfeited accounts to reduce Company contributions.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, each participant becomes fully vested and the Plan assets will be valued as of the date of such termination or discontinuance, and after crediting any increase or charging any decrease to all accounts then existing, the Trustee shall distribute to each participant the full amount of each participant’s account.

Notes Receivable From Participants

The Plan allows participants to borrow from their fund accounts, a minimum of $1 thousand up to a maximum of $50 thousand or 50% of their vested account balance, whichever is less. The maximum loan amount is reduced by the excess of the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date on which the loan was made over the outstanding balance of loans from the Plan on the date on which the loan was made. A loan is secured by the balance in the participant’s account and bears interest at a rate of 1% above the prime rate as of the first business day of the month in which the loan is to be funded. Loans are to be repaid by payroll deduction over a period not to exceed five years as elected by the participant. Participants may have no more than two loans outstanding. Upon termination of employment, a participant may continue to repay the loan by personal check each month. If a participant fails to repay a loan according to its terms, the Trustee will declare the loan in default and, if the participant is entitled to receive a distribution from the Plan, the participant will be considered as receiving a distribution in the amount of the outstanding balance on the loan and, if the participant is not entitled to a distribution, the participant will receive a “deemed distribution” in the amount of the outstanding balance, including interest on the loan. The Plan had no material deemed distributions for the year ended December 31, 2016. The balance of the deemed distributions at December 31, 2016 and 2015 were $499 thousand and $324 thousand, respectively. The notes receivable from participants outstanding at December 31, 2016 and 2015 were $8,385 thousand and $8,260 thousand, respectively. The interest rates charged to participants for outstanding loans were between 4.25% to 4.5% for the year ended December 31, 2016.

Payment of Benefits

Upon retirement or termination of employment, a participant may elect to receive the value of the participant’s account in any of the following forms of distribution: (i) a single distribution; (ii) two or more installments over a period elected by the participant; or (iii) in two or more partial withdrawals, any one of which may be no less than $1 thousand and which may be taken no more frequently than once each calendar month. Distributions must commence no later than the required commencement date as set forth in the Plan.

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

The Plan also permits withdrawals of pre-tax elective deferral contributions in the event of a hardship. Hardship for this purpose is defined as an immediate and heavy financial need that cannot be satisfied from other sources and that is for the payment of: (i) medical expenses; (ii) purchase of a principal residence; (iii) tuition and related fees for a year of post-secondary education; (iv) amounts necessary to prevent the eviction of the participant or the foreclosure of the mortgage on the participant’s primary residence; (v) burial or funeral expenses; and (vi) certain expenses for the repair of damage to a principal residence.

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, referred to as GAAP. The preparation of the Plan financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Valuation of Investment and Income Recognition

The Plan defines fair value as an exit price representing the expected amount it would receive to sell an asset or pay to transfer a liability in an orderly transaction with market participants at the measurement date. The Plan applies the authoritative guidance to fair values of investments it reports in the Statements of Net Assets Available for Benefits and related disclosures.

The Plan employs a hierarchy which prioritizes the inputs it uses to measure fair value into three distinct categories based upon whether such inputs are observable in active markets or unobservable. The Plan classifies assets and liabilities in their entirety based on the lowest level of input that is significant to the fair value measurement. The methodology for categorizing assets and liabilities that are measured at fair value pursuant to this hierarchy gives the highest priority to unadjusted quoted prices in active markets and the lowest level to unobservable inputs as outlined below:

•	Level 1—The Plan includes in this category the fair value of assets and liabilities that it measures based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. The Plan considers active markets as those in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•	Level 2—The Plan includes in this category the fair value of assets and liabilities that it measures with either directly or indirectly observable inputs as of the measurement date where pricing inputs are other than quoted prices in active markets for identical instruments. This category includes those assets and liabilities that the Plan values using models or other valuation methodologies derived from observable market data. These models are primarily industry-standard models that consider various inputs including: (i) quoted prices for assets and liabilities; (ii) time value; (iii) volatility factors; and (iv) current market and contractual prices for the underlying instruments, as well as other relevant economic measures.

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

Substantially all of these inputs are observable in the marketplace throughout the full term of the assets and liabilities, can be derived from observable data, or supported by observable levels at which transactions are executed in the marketplace.

•	Level 3—The Plan includes in this category the fair value of assets and liabilities that it measures based on prices or valuation techniques that require inputs which are both significant to the fair value measurement and less observable from objective sources. (i.e., values supported by lesser volumes of market activity). The Plan may also use these inputs with internally developed methodologies that result in its best estimate of the fair value. In most instances, the observable data is not available to validate the inputs used to measure fair value.

Following is a description of the valuation methodologies used for assets measured at fair value:

Common Stocks:	Valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan’s fiscal year.

Mutual Funds:	Valued at the quoted market prices, which represent the net asset value of shares held by the Plan at year end.

Common and Collective Trust Funds:	Valued at the net asset value, referred to herein as NAV, of the trust units held by the Plan at year end. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.

The methods described above can produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan does not have a direct contract with the issuer of Stable Value Trust Fund. The T. Rowe Price Stable Value Fund is stated at fair value using NAV as a practical expedient. Units are issued and redeemed daily at the Fund’s constant NAV of $1 per unit. It is the policy of the Fund to use its best efforts to maintain a stable NAV of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value. The T. Rowe Price Stable Value Fund is a Common Trust Fund offered and managed by the Trustee. The fund strategies seek current income while maintaining stability of invested principal.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation and depreciation in fair value of investments, which consists of net realized gains and losses and the unrealized appreciation and depreciation on those investments.

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as a distribution based upon the terms of the Plan document.

Benefit Payments

Benefit distributions are recorded when paid.

Risks and Uncertainties

The Plan provides investment options in various combinations of investment securities. Investment securities are exposed to various risks such as foreign currency exchange rate, interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in these financial statements.

Recently Issued Accounting Standards

In May 2015, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update (“ASU”) No. 2015-07, ”Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).” ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under ASC 820. ASU 2015-07 requires retrospective adoption and is effective for the Plan beginning January 1, 2016, with early adoption permitted. The Plan’s management has adopted this ASU for December 31, 2016. As a result, the presentation of the Plan’s Stable Value Fund has been reclassified from fully benefit-responsive investment contract measured at contract value within its Statement of Net Assets Available for Benefits as of December 31, 2015 to be included in Investments at fair value measured at NAV per share under practical expedient, based on the guidance in ASU 2015-07 and ASU 2015-12 Part I. The reclassification did not impact the valuation of the Stable Value Fund as of December 31, 2015.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contract, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient, which simplifies the required disclosures related to employee benefit plans. Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive contracts, including common collective trust assets. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type. Part II also requires plans to continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Furthermore, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III allows plans to measure investments using values from the end of the calendar month closest to the plan’s fiscal year end. ASU 2015-12 requires retrospective adoption and is effective for the Plan beginning December 15, 2015, with early adoption permitted. The Plan's Management has adopted Part II for December 31, 2016. Part I and III are not applicable to the Plan.

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

Note 3:	Income Tax Status

The Internal Revenue Service issued a favorable tax determination letter to the Plan on March 13, 2012, covering plan amendments through November 18, 2010. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. As of December 31, 2016, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in these financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

Note 4:	Fair Value Measurements

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments that were accounted for at fair value, on a recurring basis:

	December 31, 2016
	Level 1	Total
	(in thousands)
Investments
Common stock
Enbridge Inc. Stock	$194,064	$194,064

Mutual funds	133,956	133,956
	$328,020	$328,020

Investments measured at net asset value:
Common and collective trust fund		98,044
Stable value trust fund		36,770

Total investments at fair value		$462,834

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

	December 31, 2015
	Level 1	Total
	(in thousands)
Investments
Common stock
Enbridge Inc. Stock	$154,627	$154,627
Mutual funds	126,244	126,244
	$280,871	$280,871

Investments measured at net asset value:
Common and collective trust fund		86,136
Stable value trust fund		36,832

Total investments at fair value		$403,839

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

Investments in Certain Entities That Calculate NAV per Share

The tables below sets forth fair value measurements of the investments in certain entities that calculate NAV per share or its equivalent, as of December 31, 2016 and 2015:

	Fair Value Estimated Using NAV per Share
	December 31, 2016
	(in thousands)
	Fair Value [1]	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

Common and collective trust funds[2]:
Retirement funds	$85,244	None	Daily	None	1 day
International fund	222	None	Daily	None	1 day
Domestic fund	9,882	None	Daily	None	1 day
Bond funds	2,370	None	Daily	None	1 day
Other funds	326	None	Daily	None	1 day
Stable value trust fund[3]	36,770	None	Daily	None	12-30 months
	$134,814

	Fair Value Estimated Using NAV per Share
	December 31, 2015
	(in thousands)
	Fair Value [1]	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

Common and collective trust funds[2]:
Retirement funds	$75,628	None	Daily	None	1 day
International fund	117	None	Daily	None	1 day
Domestic fund	8,613	None	Daily	None	1 day
Bond funds	1,669	None	Daily	None	1 day
Other funds	109	None	Daily	None	1 day
Stable value trust fund[3]	36,832	None	Daily	None	12-30 months
	$122,968

1	The fair values of the investment have been estimated using the NAV practical expedient of the investment.

2	Represent pooled funds investing primarily in other collective investment funds.

3

Represents pooled funds investing in guaranteed investment contracts issued by insurance companies; investments contracts issued by banks; structured or synthetic investments contracts issued by banks, insurance companies, and other issuers; separate account contracts and other similar instruments that are intended to maintain a constant net asset value.

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

Note 5:	Party-In-Interest Transactions

At December 31, 2016 and 2015, the Plan held 4,606,809 and 4,656,819 shares, respectively, of Enbridge Inc. participant-directed common stock. Funds are managed by T. Rowe Price Associates, Inc., T. Rowe Price Retirement Funds Inc., and the Trustee.

T. Rowe Price Associates, Inc. and T. Rowe Price Stable Asset Management, Inc. serve as investment advisors to the Trustee; therefore, these transactions qualify as party-in-interest transactions. Each participant account under the Plan incur indirect fees or expense reimbursement payments that are charged to investment funds selected and reflected in the value or return on the investment (i.e., included in calculating the expense ratio or unit value of the fund), finders’ fees, “soft dollar” revenue, “float” revenue, and/or brokerage commissions or other transaction-based fees, these fees are charged in proportion to the investment funds selected by the participant. The Plan participants also incur direct expenses which would include amounts paid to T. Rowe Price for services provided such as recordkeeping, participant loan processing, redemption, or trustee fees. Such amounts are paid directly by the Plan and were approximately $201 thousand for the year ended December 31, 2016.

Transactions resulting in Plan assets being transferred to, or used by, a related party, are prohibited under ERISA and the Code unless a specific exemption exists. Enbridge Inc. is a party-in-interest as defined by ERISA and a “disqualified person” as defined by the Code as a result of its ownership of the Company. However, the purchase of Enbridge Inc. common stock by the Plan is exempt under ERISA Section 408(e) and Code Section 4975(d)(13) and is therefore not prohibited by ERISA or the Code. T. Rowe Price is a party-in-interest and “disqualified person” as a result of its status a plan fiduciary and service provider. However, the purchase of interests of a collective fund managed by T. Rowe Price is exempt under ERISA Section 408(b)(8) and Code Section 4975(d)(8) and is not prohibited by ERISA or the Code.

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

Note 6:	Subsequent Events

In preparing the accompanying financial statements, Plan management has reviewed for inclusion in these financial statements and related notes all known events that have occurred after December 31, 2016 through June 26, 2017, which is the date these financial statements were issued. There were no subsequent events that will materially affect the financial statements.

Note 7:	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the Plan’s net assets available for benefits as set forth in the accompanying financial statements as of December 31, 2015 to the Form 5500:

2015
(in thousands)
Net assets available for benefits in the financial statements	$412,202
Adjustments from contract value to fair value for fully
benefit-responsive contracts	29

Net assets per Form 5500	$412,231

The following is a reconciliation of the change in net assets available for benefits as set forth in the accompanying financial statements for the year ended December 31, 2016 to Form 5500:

(in thousands)
Increase in net assets available for benefits per the financial statement	$59,306
Adjustment from contract value to fair value for fully benefit-responsive contracts
at December 31, 2015	(29)

Net income per Form 5500	$59,277

The accompanying Statements of Net Assets Available for Benefits present investments in fully benefit-responsive investment contracts at fair value of the contracts, which are then reconciled to the contract value. The Statement of Changes in Net Assets Available for Benefits includes changes in the values of fully benefit-responsive investment contracts on a contract value basis. For Form 5500 reporting, assets held for investment purposes are presented at fair value.

Enbridge Employee Services, Inc.

Employees’ Savings Plan

EIN: 76-0697621 PN: 001

Form 5500 – Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2016

		c. Description of investment including		(in thousands)
a.	b. Identity of issue, borrower,	maturity date, rate of interest, par or	d.	e. Current
	lessor, or similar party	maturity value	Cost**	Value

	Dodge & Cox Balanced Fund	Investment of a Registered Investment Company		$34,705
	Dodge & Cox International Stock Fund	Investment of a Registered Investment Company		8,534
	Pimco Total Return Fund, Institutional	Investment of a Registered Investment Company		7,976
	Vanguard Equity Income Adm	Investment of a Registered Investment Company		15,488
*	T. Rowe Price Mid-Cap Growth Fund	Investment of a Registered Investment Company		40,100
*	T. Rowe Price Small Cap Stock Fund	Investment of a Registered Investment Company		10,606
*	T. Rowe Price Blue Chip Growth Fund	Investment of a Registered Investment Company		16,526
*	T. Rowe Price Government Money	Investment of a Registered Investment Company		21
	Blackrock US debt	Investment of a Common/Collective Trust Fund		2,370
	Blackrock Strategic Compltn NL	Investment of a Common/Collective Trust Fund		326
	Blackrock Russell 3000 Index	Investment of a Common/Collective Trust Fund		9,882
	Blackrock MSWI ACWI Index	Investment of a Common/Collective Trust Fund		222
	Blackrock Lifepath Retirement Index	Investment of a Common/Collective Trust Fund		6,496
	BlackRock Lifepath Index 2020 Fund	Investment of a Common/Collective Trust Fund		12,974
	BlackRock Lifepath Index 2025 Fund	Investment of a Common/Collective Trust Fund		12,870
	BlackRock Lifepath Index 2030 Fund	Investment of a Common/Collective Trust Fund		13,586
	BlackRock Lifepath Index 2035 Fund	Investment of a Common/Collective Trust Fund		10,467
	BlackRock Lifepath Index 2040 Fund	Investment of a Common/Collective Trust Fund		9,242
	BlackRock Lifepath Index 2045 Fund	Investment of a Common/Collective Trust Fund		9,945
	BlackRock Lifepath Index 2050 Fund	Investment of a Common/Collective Trust Fund		6,274
	BlackRock Lifepath Index 2055 Fund	Investment of a Common/Collective Trust Fund		3,390
*	T. Rowe Price Stable Value Trust Fund	Investment of a Common/Collective Trust Fund		36,770
*	Enbridge Inc. Stock	Common Stock		194,064

	Total Investments			462,834

	Notes Receivable from Participants	Interest rates 4.25% to 4.5%; Maturity date range 01/15/2015-01/09/2021	-0-	8,385

	Total			$471,219

*Parties-in-Interest

**Cost information is omitted because these investments are participant-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENBRIDGE EMPLOYEE SERVICES, INC.

Registrant

Dated: June 26, 2017	/s/ Allen Capps
Allen Capps
Vice President and Chief Accounting Officer
Enbridge Inc., agent of the Administrator of Enbridge Employee Service, Inc. Employees’ Savings Plan

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of McConnell & Jones LLP